VS HOLDINGS, INC.

2101 91st Street

North Bergen, New Jersey 07047

October 26, 2009

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	VS Holdings, Inc.
Registration Statement on Form S-1
Originally Filed July 23, 2009
File No. 333-160756

Dear Mr. Owings:

On behalf of VS Holdings, Inc., a Delaware corporation (the “Company”), this letter is to supplementally confirm to the staff of the Securities and Exchange Commission that (1) prior to the consummation of the initial public offering of the Company’s common stock (the “Initial Public Offering”) covered by the above-referenced Registration Statement on Form S-1 (the “Form S-1”), the Amended and Restated Securityholders’ Agreement, dated June 12, 2006, by and among the Company, VS Parent, Inc. and VS Parent Inc.’s securityholders (the “Old Securityholders’ Agreement”), will be amended and restated such that, as of the consummation of the Initial Public Offering, the VS Holdings, Inc. Securityholders’ Agreement, a form of which has been filed as Exhibit 10.31 to the Form S-1 (the “New Securityholders’ Agreement”), will be in effect, in replacement of the Old Securityholders’ Agreement, and (2) following the effectiveness of the Form S-1, the Company will file a Current Report on Form 8-K, within the prescribed time period, disclosing the Company’s entry into the New Securityholders’ Agreement in replacement of the Old Securityholders’ Agreement and its entry into the merger agreement (as well as the effectiveness of the merger contemplated therein), a form of which has been filed as Exhibit 2.1 to the Form S-1, and will file both such agreements as exhibits thereto.

If you have any questions related to this letter, please contact me at (201) 624-3440.

Sincerely,

/s/ James M. Sander

James M. Sander

Vice President, General Counsel and Corporate

Secretary

cc:	Richard L. Markee
Christian O. Nagler